Rule 424(b)(3)
                                           Registration Statement No.333-71361
                                           Cusip # 12560BU1

PRICING SUPPLEMENT NO. 6,
Dated  August 9, 1999 to
Prospectus,  dated  February  11, 1999 and
Prospectus Supplement, dated March 31, 1999.

                               THE CIT GROUP, INC.
                         MEDIUM-TERM FLOATING RATE NOTES
                   DUE NINE MONTHS OR MORE FROM DATE OF ISSUE


(X) Senior Note              (   ) Senior Subordinated Note

Principal Amount:  U.S. $500,000,000.

Proceeds to Corporation:  100% or $500,000,000.

Underwriting Discount:  0%.

Issue Price:  Variable Price Reoffer, Initially at Par.

Specified Currency:  U.S. Dollars.

Original Issue Date:  August 12, 1999.

Maturity Date:  August 14, 2000.

Interest Rate Basis:  Prime Rate.

Spread:  -275 basis points.

Initial Interest Rate:    The Prime Rate determined one Business Day prior to
the Original Issue Date minus 275 basis points.

The Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form on or about August 12, 1999.

                              SALOMON SMITH BARNEY


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Form:  Global Note.

Interest Reset Date:  Each Business Day to but excluding the Maturity Date.

Rate Cut-Off Date: Two Business Days prior to each Interest Payment Date. The interest rate for each day following the Rate Cut-Off Date to but excluding the Interest Payment Date will be the rate prevailing on the Rate Cut-Off Date.

Accrual of Interest:  Accrued  interest  will be computed by adding the Interest
        Factors calculated for each day from the Original Issue Date or from the last date to which interest has been paid or duly provided for up to but not including the day for which accrued interest is being calculated. The "Interest Factor" for any Note for each such day will be computed by multiplying the face amount of the Note by the interest rate applicable to such day and dividing the product thereof by 360.

InterestPayment Dates:  Quarterly on November 14, February 14, May 14 and August
        14, commencing November 14, 1999, provided that if any Interest Payment Date (other than the Maturity Date) would otherwise fall on a day that is not a Business Day, then the Interest Payment Date will be the first following day that is a Business Day. If the Maturity Date would otherwise fall on a day that is not a Business Day, then principal and interest on the Note will be paid on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Maturity Date.

        Interest payments will include the amount of interest accrued from and including the most recent Interest Payment Date to which interest has been paid (or from and including the Original Issue Date) to but excluding the applicable Interest Payment Date.

Calculation Date:  The earlier of (i) the fifth Business Day after each Interest
        Determination Date or (ii) the Business Day immediately preceding the applicable Interest Payment Date.

Interest Determination Date: One Business Day prior to each Interest Reset Date.

Minimum Interest Rate:  0.0%.

Calculation Agent:  The CIT Group, Inc. (the "Corporation")

Trustee, Registrar, Authenticating and Paying Agent:
        Harris Trust & Savings Bank, under Indenture dated as of September 24, 1998 between the Trustee and the Corporation.

                                  UNDERWRITING

Salomon Smith Barney Inc. (the "Underwriter") is acting as principal in this transaction.

Subject to the terms and conditions set forth in a Term Sheet and Agreement dated August 9, 1999 (the "Terms Agreement"), between the Corporation and the Underwriter, incorporating the terms of a Selling Agency Agreement dated May 15, 1996 and amended as of March 31, 1999, among the Corporation and Lehman Brothers, Lehman Brothers Inc., Credit Suisse First Boston Corporation, Goldman, Sachs & Co., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Salomon Smith Barney Inc. (formerly known as Salomon Brothers Inc), and Warburg Dillon Read LLC (formerly known as UBS Securities LLC), (and Chase Securities Inc. pursuant to the First Amendment to the Selling Agency Agreement dated March 31, 1999), the Corporation has agreed to sell to the Underwriter, and the Underwriter has agreed to purchase, $500,000,000 principal amount of the Notes.

Under the terms and conditions of the Terms Agreement, the Underwriter is committed to take and pay for all of the Notes, if any are taken.

The Underwriter has advised the Corporation that it proposes to offer the Notes for sale from time to time in one or more transactions (which may include block transactions), in negotiated transactions or otherwise, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The
Underwriter may effect such transactions by selling the Notes to or through dealers, and such dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Underwriter and/or the purchasers of the Notes for whom they may act as agent. In connection with the sale of the Notes, the Underwriter may be deemed to have received compensation from the Corporation in the form of underwriting discounts, and the Underwriter may also receive commissions from the purchasers of the Notes for whom it may act as agent. The Underwriter and any dealers that participate with the Underwriter in the distribution of the Notes may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of the Notes by them may be deemed to be underwriting discounts or commissions.

        The Notes are a new issue of securities with no established trading market. The Corporation currently has no intention to list the Notes on any securities exchange. The Corporation has been advised by the Underwriter that it intends to make a market in the Notes but is not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

        The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.